Exhibit 99.1

Name and Address of Reporting Person:	Valinor Management, L.P. 510 Madison Avenue, 25th Floor New York, NY 10022

Issuer Name and Ticker or Trading Symbol:	NextDecade Corporation [NEXT]

Date of Earliest Transaction to be Reported
(Month/Day/Year):	May 17, 2019

Footnotes to Form 4

(1) Represents 1,300 shares of Series B Convertible Preferred Stock (“Series B Preferred Stock”) issuable to Valinor Capital Partners L.P. (“Valinor Capital”) at a price for $1,000 per share and 26 shares of Series B Preferred Stock to be paid as the origination fee (which together are convertible initially into 176,800 shares of Common Stock subject to adjustments, including for dividends, as specified in the Certificate of Designations, filed by the Issuer as Exhibit 3.4 to the Quarterly Report on Form 10-Q filed by the Issuer on November 9, 2018 (the “Certificate of Designations”)), in each case, pursuant to the Series B Convertible Preferred Stock Purchase Agreement, by and among the Issuer, Valinor Capital and Valinor Capital Partners Offshore Master Fund (“Valinor Offshore”), L.P., dated as of May 17, 2019 (the “Series B Stock Purchase Agreement”), filed by Valinor Management, L.P. (“Valinor Management”) as Exhibit 11 to Amendment No. 6 to Schedule 13D on or about May 21, 2019 (the “13D Amendment”).

(2) The Issuer has the option to convert all, but not less than all shares of Series B Preferred Stock into shares of Common Stock at a conversion price of $7.50 per share, subject to adjustments, on any date on which the volume weighted average trading price of Common Stock for each trading day during any 60 of the prior 90 trading days is equal to or greater than 175% of $7.50 per shares, subject to adjustments and certain terms and conditions, pursuant to the Certificate of Designations.  The Issuer must convert all shares of Series B Preferred Stock into shares of Common Stock at a conversion price of $7.50 on the earlier of (i) 10 business days following a FID Event (as defined in the Certificate of Designations) and (ii) the tenth anniversary of the closing of transactions contemplated by the Purchase Agreement which is expected to occur on or before May 24, 2019 (the “Closing Date”), in each case, subject to adjustments as specified in the Certificate of Designations.

(3)  Represents 3,700 shares of Series B Preferred Stock issuable to Valinor Offshore at a price of $1,000 per share and 74 shares of Series B Preferred Stock to be paid as the origination fee, in each case, pursuant to the Series B Stock Purchase Agreement, which together are convertible initially into 503,200 shares of Common Stock subject to adjustments, including for dividends, as specified in the Certificate of Designations.

(4) Subject to certain adjustments as specified in the Certificate of Designations.

(5) Exercisable by holder before 5 p.m. Central Standard Time on the third anniversary of the Closing Date.  Prior to such date, the Issuer can force mandatory exercise if the volume weighted average trading price of shares of Common Stock for each trading day during any 60 of the 90 prior trading days is equal to or greater than 175% of $7.50 per share of Common Stock, subject to adjustments as specified in the Series B Warrant Agreement contemplated by the Series B Purchase Agreement (the “Series B Warrant Agreement”), filed by Valinor Management as Exhibit 13 to the 13D Amendment.

(6) Represents warrants issuable to Valinor Capital with the shares of Series B Preferred Stock for no additional consideration, pursuant to the Series B Warrant Agreement, which are exercisable initially into an equal number of shares of Common Stock, subject to adjustments as specified in the Series B Warrant Agreement.

(7) Represents warrants issuable to Valinor Offshore with the shares of Series B Preferred Stock for no additional consideration, pursuant to the Series B Warrant Agreement, which are exercisable initially into an equal number of shares of Common Stock, subject to adjustments as specified in the Series B Warrant Agreement.

(8) Subject to certain adjustments as specified in the Series B Warrant Agreement.